UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Fundrise Development eREIT, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11873

Delaware	83-3430017
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our offering (the “Offering”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to qualify or to maintain our status as a real estate investment trust (“REIT”);

•	failure of acquisitions to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Development eREIT, LLC (formerly known as Fundrise Growth eREIT 2019, LLC) is a Delaware limited liability company formed on February 1, 2019. Effective August 2, 2021, the Company merged (the “Merger”) with Fundrise Growth eREIT V, LLC (the “Target eREIT”), with the Company as the surviving entity, and concurrently changed its name to Fundrise Development eREIT, LLC. Following the Merger, we continue to originate, invest in, and manage a diversified portfolio of commercial real estate investments. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Development eREIT”, the “Company”, “we”, “us”, or “our” in this Annual Report refer to Fundrise Development eREIT, LLC unless the context indicates otherwise. For more information about the Merger, please see the Offering Circular filed on August 2, 2021 here.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties, debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include properties purchased for renovation and conversion into condominiums and single-tenant properties that may be converted for another use, such as multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral, primarily commercial real estate properties and development projects, and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially targeted liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Fund with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A of the Securities Act. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information” Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Offering Results

We have offered, are offering, and may continue to offer in the future, up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2022 and 2021, we had raised total gross offering proceeds of approximately $143.6 million and $123.5 million, respectively, from settled subscriptions (which includes $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.8 million and $974,000, respectively, received in private placements to third parties) and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 13,841,000 and 11,962,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2022, approximately $56.5 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

In connection with the Merger, we issued to the shareholders of the Target eREIT common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Target eREIT’s NAV per share that was effective as of the date of the Merger, August 2, 2021. For additional information on the Merger, see the Offering Circular filed on August 2, 2021, which may be accessed here.

Until December 31, 2019, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually). Our manager has initially determined to adjust the per share price semi-annually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2020, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2020	$10.43	Form 1-U
August 2, 2021	$10.72	Form 1-U
December 31, 2021	$10.78	Form 1-U
March 31, 2022	$10.77	Form 1-U
June 30, 2022	$10.66	Form 1-U
September 30, 2022	$10.65	Form 1-U
December 31, 2022	$10.60	Form 1-U
March 31, 2023	$10.38	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the year ended December 31, 2022.

Our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the following periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield(2)		Link
01/01/2021 – 01/31/2021	$0.0000000000		N/A	N/A	-		N/A
02/01/2021 – 02/28/2021	0.0000000000		N/A	N/A	-		N/A
03/01/2021 – 03/31/2021	0.0000000000		N/A	N/A	-		N/A
04/01/2021 – 04/30/2021	0.0000000000		N/A	N/A	-		N/A
05/01/2021 – 05/31/2021	0.0000000000		N/A	N/A	-		N/A
06/01/2021 – 06/30/2021	0.0000000000		N/A	N/A	-		N/A
07/01/2021 – 07/31/2021	0.0000000000		N/A	N/A	-		N/A
08/01/2021 – 08/31/2021	0.0000000000		N/A	N/A	-		N/A
09/01/2021 – 10/01/2021	0.0004109589		08/27/2021	10/12/2021	1.50%		Form 1-U
10/02/2021 – 10/31/2021	0.0004109589		10/01/2021	01/11/2022	1.50%		Form 1-U
11/01/2021 – 11/30/2021	0.0002739726		10/27/2021	01/11/2022	1.00%		Form 1-U
12/01/2021 – 12/31/2021	0.0002739726		11/29/2021	01/11/2022	1.00%		Form 1-U
01/01/2022 – 01/31/2022	0.0002739726		12/29/2021	04/12/2022	1.00%		Form 1-U
02/01/2022 – 02/28/2022	0.0002739726		01/28/2022	04/12/2022	1.00%		Form 1-U
03/01/2022 – 03/31/2022	0.0002739726		02/25/2022	04/12/2022	1.00%		Form 1-U
04/01/2022 – 04/30/2022	0.0002739726		03/30/2022	07/12/2022	1.00%		Form 1-U
05/01/2022 – 05/31/2022	0.0002739726		04/27/2022	07/12/2022	1.00%		Form 1-U
06/01/2022 – 06/30/2022	0.0002739726		05/27/2022	07/12/2022	1.00%		Form 1-U
07/01/2022 – 07/31/2022	0.0001369863		06/28/2022	10/12/2022	0.50%		Form 1-U
08/01/2022 – 08/31/2022	0.0001369863		07/27/2022	10/12/2022	0.50%		Form 1-U
09/01/2022 – 10/01/2022	0.0001369863		08/29/2022	10/12/2022	0.50%		Form 1-U
10/02/2022 – 10/31/2022	0.0001369863		10/01/2022	01/11/2023	0.50%		Form 1-U
11/01/2022 – 11/30/2022	0.0001369863		10/28/2022	01/11/2023	0.50%		Form 1-U
12/01/2022 – 12/31/2022	0.0001369863		11/29/2022	01/11/2023	0.50%		Form 1-U
01/01/2023 – 01/31/2023	0.0001369863		12/29/2022	04/21/2023	0.50%		Form 1-U
02/01/2023 – 02/28/2023	0.0001369863		01/30/2023	04/21/2023	0.50%		Form 1-U
03/01/2023 – 03/31/2023	0.0001369863		02/27/2023	04/21/2023	0.50%		Form 1-U
04/01/2023 – 04/30/2023	0.0001369863		03/29/2023	07/21/2023	0.50%		Form 1-U
Weighted Average	$0.0001564867	(3)			0.57	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2021 through April 30, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we may make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2022, approximately 1.9 million common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2022, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate income through rental operations from our rental real estate properties and from our investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

On July 5, 2019, we substantially commenced operations. For the years ended December 31, 2022 and 2021, we had net losses of approximately $36,000 and $846,000, respectively.

Revenue

Rental Revenue

For the years ended December 31, 2022 and 2021, we earned rental revenue of approximately $5.4 million and $2.3 million, respectively, from the operation of rental real estate properties. The increase in rental revenue is primarily attributed to a full year of rental revenue recognized for the year ended December 31, 2022 related to a property acquired on August 2, 2021 in connection with the Merger. In addition, we began generating rental revenue from one rental real estate property that was placed into service during the year ended December 31, 2022.

Other Revenue

For the years ended December 31, 2022 and 2021, we earned other revenue of approximately $194,000 and $4,000, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account opened in the current period.

Expenses

Depreciation and Amortization

For the years ended December 31, 2022 and 2021, we incurred depreciation and amortization expense of approximately $2.4 million and $1.2 million, respectively. The increase in depreciation and amortization expense is primarily attributed to a full year of depreciation and amortization expense for the year ended December 31, 2022 related to a property acquired on August 2, 2021 in connection with the Merger as well as two rental real estate properties placed into service in 2022.

Property Operating and Maintenance

For the years ended December 31, 2022 and 2021, we incurred property operating and maintenance expenses of approximately $2.6 million and $1.2 million, respectively. The increase in property operating and maintenance expense is primarily attributed to a full year of operations for one real estate property acquired on August 2, 2021 in connection with the Merger as well as two rental real estate properties placed into service in 2022.

Asset Management and Other Fees – Related Party

For the years ended December 31, 2022 and 2021, we incurred asset management fees of approximately $1.0 million and $670,000, respectively. The increase in asset management fees is directly related to an increase in net assets, as the asset management fee is calculated as a percentage of net assets each quarter. The overall increase in net assets year over year was primarily attributed to the Merger.

General and Administrative Expenses

For the years ended December 31, 2022 and 2021, we incurred general and administrative expenses of approximately $425,000 and $282,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business.

Other Income (Expense)

Increase in Fair Value of Derivative Financial Instrument

For the years ended December 31, 2022 and 2021, we recognized an increase in the fair value of our derivative financial instrument of approximately $2.7 million and $713,000, respectively. The derivative financial instrument is related to the interest rate swap contract acquired in connection with our assumption of a mortgage payable in the Merger. The increase in the fair value of our derivative financial instrument in the current year is a result of increased interest rates in the capital markets.

Interest Expense

For the years ended December 31, 2022 and 2021, we incurred interest expense of approximately $1.4 million and $528,000, respectively. The increase in interest expense is due to a full year of interest expense incurred for the year ended December 31, 2022 compared to the prior year, which is due to the assumption of a mortgage in connection with the Merger in the second half of 2021.

Interest Expense – Related Party

For the years ended December 31, 2022 and 2021, we incurred interest expense on related party debt of approximately $325,000 and $44,000, respectively. The increase in interest expense is primarily due to the Company entering into four new promissory notes in 2022. See Note 11, Related Party Arrangements for more information.

Equity in Earnings (Losses)

For the years ended December 31, 2022 and 2021, we had equity in earnings (losses) of approximately $(69,000) and $(2,000) from our equity method investees, respectively. The increase in equity in losses during the year ended December 31, 2022 is primarily attributable to higher expenses incurred by one of our equity method investees that is currently leasing up a recently constructed multifamily community.

Our Investments

As of December 31, 2022, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Exit Price (1)	Projected Hold Period (1)	Overview (Form 1-U)
RSE W421 Controlled Subsidiary	Los Angeles, CA	Commercial	11,300	07/25/2019	$7,325,000	$610,000	7,935,000	7 years	Initial
RSE C35 Controlled Subsidiary	Los Angeles, CA	Multifamily	5,300	07/31/2019	$4,195,000	$20,200,000	24,400,000	7 years	Initial
RSE V40 Controlled Subsidiary	Brentwood, MD	Mixed-Use	60,000	11/08/2019	$4,120,000	$2,400,000	6,520,000	7 years	Initial
RSE R450 Investment	Brentwood, MD	Multifamily	43,500	11/08/2019	$7,660,000	$--	7,660,000	10 years	Initial
W420 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	15,000	12/06/2019	$7,490,000	$4,890,000	12,410,000	7 years	Initial
W372 Controlled Subsidiary	Los Angeles, CA	Multifamily	6,250	12/31/2019	$1,520,000	$900,000	2,420,000	7 years	Initial
W422 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	11,250	08/24/2020	$3,055,000	$4,170,000	7,225,000	10 years	Initial
B19 Controlled Subsidiary (2)	Landover, MD	Unimproved Land	965,000	08/02/2021	$6,881,000	$52,119,000	59,000,000	10 years	Initial
C20 Controlled Subsidiary (2)	Alexandria, VA	Mixed-Use	290,000	08/02/2021	$39,105,000	$--	39,105,000	5 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(2)	These assets were acquired by the Company on August 2, 2021 in connection with the Merger. See Note 2 – Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger. The acquisition costs, renovation costs, exit prices, and hold periods presented are as of the initial date of acquisition, and were not updated as of or subsequent to the date of the Merger.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
GlenLine Controlled Subsidiary	Washington, DC	Land	09/25/2019	$5,850,000	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Mixed Use	11/19/2021	$1,891,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

This following assets are owned by Fundrise SFR DEV JV 1, LLC, a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC. See Note 3, Investments in Equity Method Investees for more information.

Real Property Controlled Subsidiaries (Co-Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Carmel Villas Controlled Subsidiary	Denton, TX	Land	04/02/2021	$6,594,000	Initial
Kingsland Heights Controlled Subsidiary	Brookshire, TX	Single Family Rental	07/22/2021	$2,516,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

As of December 31, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations as well as our access to National Lending. As of December 31, 2022, we had deployed approximately $134.4 million for thirteen investments and had approximately $8.0 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. See Note 11, Related Party Arrangements for further information regarding National Lending. As of December 31, 2022, we anticipate that cash on hand, future cash flows from operations, and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $19.7 million and $18.2 million and as of April 14, 2023 and December 31, 2022, respectively. This amount does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

Despite the public markets having delivered one of their worst performing years in the past several decades, the strength of the Fundrise Portfolio led to a stronger relative performance compared to the broader market in 2022. The Fundrise Portfolio had a positive net return when averaged across all investor accounts in 2022. During the same period, the S&P 500® Total Return Index, a bellwether for the overall U.S. stock market, returned -18.11% and publicly listed REITs (as measured by the NAREIT All U.S. REITs index) returned -25.10%.

To combat the record high inflation in 2022, the Federal Reserve conducted its fastest ever period of interest rate hikes. As expected, this plan to methodically slow down the economy and withdraw liquidity from the market through the use of monetary policy has also led to a sharp decline in asset values across nearly all sectors. While no asset is immune, hard assets, such as real estate, tend to perform well in inflationary environments.

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance.

More granularly, the primary contributors to 2022 performance were:

●	Interest rate hikes conducted by the Federal Reserve to combat record high inflation
●	Continued rent increases caused by a post pandemic spike in demand combined with ongoing limitations on the supply of housing
●	Sunbelt growth whereby the existing dynamics of strong population and job growth were amplified by the pandemic-driven migration of both people and companies to the region; and
●	Increasing institutional demand for well-located, cash-flowing real estate assets

Looking ahead, we expect the next several months to be challenging for the broader economy, with most economic conditions getting worse before they get better, and markets potentially seeing another significant leg downward. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values are broadly depressed and borrowing costs are significantly higher (at least when compared to recent history). That being said, we are starting to become more optimistic and believe that we are nearing the bottom of the market cycle, with the next 12+ months (as of the date of this filing) presenting compelling investment opportunities that we’ve seen.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 11, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

There were no real estate investments acquired by or repaid to the Company from December 31, 2022 through April 14, 2023.

Other

Event	Date	Description
Share Purchase Price Update	01/01/2023	Beginning on January 1, 2023, the per share purchase price of our common shares was updated to $10.60 due to a change in NAV. More information can be found here.

January 2023 Contribution to National Lending	01/13/2023	On January 13, 2023, the Company made an additional contribution of $290,000 to National Lending, bringing its total contributions to approximately $6.5 million.

Declaration of February 2023 Distributions	01/30/2023	On January 30, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2023 and ending on February 28, 2023. More information can be found here.

Declaration of March 2023 Distributions	02/27/2023	On February 27, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2023 and ending on March 31, 2023. More information can be found here.

Declaration of April 2023 Distributions	03/29/2023	On March 29, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2023 and ending on April 30, 2023. More information can be found here.

Share Purchase Price Update	04/01/2023	Beginning on April 1, 2023, the per share purchase price of our common shares was updated to $10.38 due to a change in NAV. More information can be found here.

Status of our Offering	04/14/2023	As of April 14, 2023, we had raised total gross offering proceeds of approximately $150.5 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 14,493,000 of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	46	Chief Executive Officer
Brandon T. Jenkins	37	Chief Operating Officer
Bjorn J. Hall	42	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	42	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. In 1999, Mr. Miller joined LYTE, a technology start-up building a bricks-and-clicks e-commerce and content platform. From 1997 to 1999, Mr. Miller worked as an analyst for Lubert-Adler Partners, a real estate private equity fund. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch has served as the Chief Financial Officer of our Manager since June 2021 and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 11, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Members

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2023 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	7	*
Bjorn J. Hall	152	*
Alison A. Staloch	171	*
All executive officers of our Manager as a group (4 persons)	330	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 11, Related Party Arrangements, in our consolidated financial statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Development eREIT, LLC

Independent Auditors’ Report

Members

Fundrise Development eREIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise Development eREIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 14. 2023

Fundrise Development eREIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2022	As of December 31, 2021
ASSETS
Cash and cash equivalents	$7,967	$7,647
Restricted cash	-	800
Other assets, net	1,508	1,294
Intangible lease assets, net	4,061	4,727
Derivative financial instrument	2,838	412
Investments in equity method investees, net	43,492	24,802
Investments in rental real estate properties, net	92,572	81,936
Investments in real estate held for improvement	28,675	38,263
Total Assets	$181,113	$159,881

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$467	$502
Due to related party	326	465
Settling subscriptions	13	25
Redemptions payable	3,048	1,355
Distributions payable	206	416
Rental security deposits and other liabilities	696	863
Intangible lease liabilities, net	2,536	3,039
Notes payable – related party	18,208	6,024
Mortgage payable, net	34,622	37,254
Total Liabilities	60,122	49,943

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 13,840,989 and 11,962,462 shares issued and 11,969,992 and 10,857,670 shares outstanding as of December 31, 2022 and 2021, respectively	123,862	111,974
Accumulated deficit	(2,871)	(2,036)
Total Members’ Equity	120,991	109,938
Total Liabilities and Members’ Equity	$181,113	$159,881

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenue
Rental revenue	$5,428	$2,329
Other revenue	194	4
Total revenue	5,622	2,333

Expenses
Depreciation and amortization	2,449	1,192
Property operating and maintenance	2,631	1,174
Investment management fees – related party	1,027	670
General and administrative expense	425	282
Total expenses	6,532	3,318

Other income (expense)
Increase in fair value of derivative financial instrument	2,654	713
Equity in earnings (losses)	(69)	(2)
Interest expense	(1,386)	(528)
Interest expense – related party	(325)	(44)
Total other income (expense)	874	139

Net loss	$(36)	$(846)

Net loss per basic and diluted common share	$(0.00)	$(0.10)
Weighted average number of common shares outstanding, basic and diluted	11,431,351	8,071,676

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Member’s
	Shares	Amount	Deficit	Equity
December 31, 2020	5,123,148	$51,118	$(638)	$50,480
Issuance of common shares	6,251,540	66,356	-	66,356
Offering costs	-	(171)	-	(171)
Distributions declared on common shares	-	-	(552)	(552)
Redemptions of common shares	(517,018)	(5,329)	-	(5,329)
Net loss	-	-	(846)	(846)
December 31, 2021	10,857,670	111,974	(2,036)	109,938
Issuance of common shares	1,878,527	20,124	-	20,124
Offering costs	-	(122)	-	(122)
Distributions declared on common shares	-	-	(799)	(799)
Redemptions of common shares	(766,205)	(8,114)	-	(8,114)
Net loss	-	-	(36)	(36)
December 31, 2022	11,969,992	$123,862	$(2,871)	$120,991

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
OPERATING ACTIVITIES:
Net loss	$(36)	$(846)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of above- and below-market leases	(340)	(309)
Amortization of deferred rental revenue	(236)	(108)
Bad debt expense	116	277
Depreciation and amortization	2,449	1,192
Equity in earnings (losses)	69	2
Return on capital from equity method investees	51	17
Amortization of below-market debt value	393	164
Increase in fair value of derivative financial instrument	(2,654)	(713)
Changes in assets and liabilities:
Net increase in other assets	(283)	(41)
Net decrease in accounts payable and accrued expenses	(123)	(157)
Net increase in due to related party	115	85
Net increase (decrease) in rental security deposits and other liabilities	(166)	307
Net cash used in operating activities	(645)	(130)
INVESTING ACTIVITIES:
Investment in equity method investees	(19,185)	(14,171)
Distributions received from equity method investees	375	284
Capital expenditures related to rental real estate properties	(520)	(212)
Capital expenditures related to real estate held for improvement	(2,394)	(1,582)
(Issuance) release of deposits	188	(131)
Cash and restricted cash received in connection with the Merger	-	3,799
Net cash used in investing activities	(21,536)	(12,013)
FINANCING ACTIVITIES:
Proceeds from notes payable – related party	18,000	11,000
Repayment of notes payable – related party	(6,000)	(10,500)
Repayment of mortgage payable	(3,025)	-
Proceeds from derivative financial instrument	228	-
Proceeds from issuance of common shares	20,095	17,774
Proceeds from settling subscriptions	13	25
Redemptions paid	(6,421)	(5,241)
Distributions paid	(1,005)	(136)
Reimbursements to related party	(14)	(167)
Offering costs paid	(170)	(60)
Net cash provided by financing activities	21,701	12,695

Net increase (decrease) in cash and cash equivalents and restricted cash	(480)	552
Cash and cash equivalents and restricted cash, beginning of year	8,447	7,895
Cash and cash equivalents and restricted cash, end of year	$7,967	$8,447

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Capital expenditures related to rental real estate properties included in accounts payable and accrued expenses	$-	$9
Capital expenditures related to real estate held for improvement included in accounts payable and accrued expenses	$80	$160
Reclass investments in real estate held for improvement to rental real estate properties	$11,302	$-
Reclass investments in real estate held for improvement to intangible lease assets	$759	$-
Distributions reinvested in Fundrise Development eREIT, LLC through programs offered by Fundrise Advisors, LLC	$4	$-
Settlement of settling subscriptions	$25	$1,960
Non-cash transactions related to the Merger of Fundrise Growth 2019 eREIT, LLC and Fundrise Growth V eREIT, LLC (the “Target eREIT”), in which Fundrise Growth 2019 eREIT, LLC (which was renamed to Fundrise Development eREIT, LLC) was the surviving entity:
Issuance of common shares to shareholders of the Target eREIT	$-	$46,607
Issuance of common shares to Fundrise L.P.	$-	$10
Issuance of common shares to Rise Companies Corp.	$-	$5
Assumption of mortgage payable, net of below market value	$-	$37,090
Assumption of notes payable - related party, net of accrued interest	$-	$5,574
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party notes	$141	$94
Interest paid – mortgage payable	$1,119	$306

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise Development eREIT, LLC (formerly known as Fundrise Growth eREIT 2019, LLC) was formed on February 1, 2019 as a Delaware limited liability company and substantially commenced operations on July 5, 2019. Effective August 2, 2021, Fundrise Growth eREIT V, LLC (the “Target eREIT”), merged with and into Fundrise Growth eREIT 2019, LLC (which was concurrently renamed Fundrise Development eREIT, LLC), with the Company as the surviving entity (the “Merger”). As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Development eREIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2019. We hold substantially all of our assets directly, and as of December 31, 2022 and 2021 have not established an operating partnership or any taxable REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. We elect to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies - Income Taxes for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. Previously, a maximum of $50.0 million of the Company’s common shares could be sold to the public in its Offering during the rolling twelve-month period. Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million, and the Company has utilized this increased offering amount. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $55.8 million of additional common shares on December 13, 2022, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2022 and 2021, after redemptions, the Company has common shares outstanding of approximately 11,970,000 and 10,858,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both December 31, 2022 and 2021, approximately 1,000 common shares were held by the Sponsor for an aggregate purchase price of approximately $11,000. In addition, as of both December 31, 2022 and 2021, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of approximately 10,500 common shares for an aggregate purchase price of approximately $106,000. As of December 31, 2022 and 2021, third parties had purchased approximately 170,000 and 94,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $1.8 million and $974,000, respectively.

As of December 31, 2022 and 2021, the total amount of equity issued by the Company on a gross basis was approximately $143.6 million and $123.5 million, respectively, and the total amount of settling subscriptions was approximately $13,000 and $25,000, respectively. These amounts were offered at a $10.65 and $10.72 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2022 and 2021.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager is based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it recognized a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Organizational and Offering Costs (1)	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Costs incurred by the Manager:
Beginning balance	$177	$168
Costs incurred during the period	36	9
Ending balance	$213	$177
Less: cumulative costs reimbursed to Manager	(181)	(167)
Less: costs payable to Manager	(29)	(9)
Total costs subject to reimbursement in a future period	$3	$1

(1) The Hurdle Rate was met as of December 31, 2020.

During the years ended December 31, 2022 and 2021, the Company directly incurred offering costs of approximately $87,000 and $161,000, respectively. As of December 31, 2022 and, 2021, approximately $18,000 and $101,000, respectively, of directly incurred offering costs were payable and included within “Accounts payable and accrued expenses” in the consolidated balance sheets.

In connection with the Merger, the Manager incurred approximately $183,000 in legal and professional costs in the second half of 2021 on our behalf, which were treated as offering costs in the consolidated balance sheets but were not subject to the Hurdle Rate. As of December 31, 2022 and 2021, approximately $0 and $183,000, respectively, remained payable to the Manager and included within “Due to related party” in the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Merger Transaction – Asset Acquisition

As a result of the Merger, effective August 2, 2021, the financial information being presented represents a continuation of the financial information of the acquired assets. The properties we acquire typically are not businesses as defined by ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business. The guidance for business combinations states that a business is a set that has inputs, substantive processes, and outputs. However, if there is no substantive process acquired by the Company or substantially all of the fair value is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The Company has accounted for the Merger as an asset acquisition given no substantive processes were acquired and substantially all of the fair value is concentrated in a group of similar identifiable assets. Acquisition costs are capitalized and identifiable assets (including physical assets and in-place leases), liabilities assumed and any noncontrolling interests are measured by allocating the cost of the acquisition on a relative fair value basis.

The following table details the relative fair value of the assets acquired and liabilities assumed in connection with the Merger (amounts in thousands):

Description	Asset Acquisition Allocation
Cash and cash equivalents	$3,473
Restricted cash	326
Other assets	833
Intangible lease assets	5,303
Investment in equity method investees	2,450
Investment in rental real estate properties	74,442
Investment in real estate held for improvement	6,880
Accounts payable and accrued expenses	(300)
Due to related party	(120)
Rental security deposits and other liabilities	(452)
Intangible lease liabilities	(3,248)
Derivative financial instrument	(301)
Notes payable – related party, net of accrued interest	(5,574)
Mortgage payable, net of below market value	(37,090)
Issuance of common shares	$46,622

The Company acquired one investment in rental real estate properties in connection with the Merger. The purchase price was allocated to the following assets on a relative fair value basis (amounts in thousands):

As of August 2, 2021
Land	$55,697
Building	17,823
Site improvements	922
Total investment in rental real estate properties	$74,442

The Company acquired one investment in real estate held for improvement in connection with the Merger. The purchase price was allocated to the following assets on a relative fair value basis (amounts in thousands):

As of August 2, 2021
Land	$6,880
Total investment in real estate held for improvement	$6,880

There have been no merger transactions for the year ended December 31, 2022.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of December 31, 2022, we have not formed any VIEs.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, multifamily properties, townhomes or condominiums, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	25 – 35 years
Site improvements	10 – 15 years
Furniture, fixtures, and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2022 and 2021, no such impairment occurred.

Real Estate Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund reimburses the Company for the full amount of the deposit.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. Any changes in fair value of our derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”.

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2022 and 2021. No gross deferred tax assets or liabilities have been recorded as of December 31, 2022 and 2021.

Beginning in 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of December 31, 2022, all tax periods remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of December 31, 2022, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2023	$4,989
2024	4,189
2025	2,982
2026	2,031
2027	1,234
Thereafter	3,931
Total	$19,356

For the years ended December 31, 2022 and 2021, one and two tenants, respectively, accounted for greater than 10% of rental revenue.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update 2022-06 (“ASU 2022-06”) deferring the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022 related to contract modifications, which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Beginning balance	$24,802	$8,485
New investments in equity method investees	19,185	16,621
Distributions from equity method investees	(426)	(302)
Equity in earnings (losses) of equity method investees	(69)	(2)
Ending balance	$43,492	$24,802

As of December 31, 2022 and 2021, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, a 90% non-controlling member interest in GlenRise 4th Street LLC, whose activities are carried out through the following wholly-owned asset: GlenLine 4th Street Property, a dual tenant industrial flex building with redevelopment potential in Washington, DC.
(2)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interest. We have acquired additional ownership interests subsequent to our initial investment. See Note 11, Related Party Arrangements for further information regarding National Lending.
(3)	Acquired in 2021, a 40% non-controlling member interest in Fundrise SFR DEV JV 1, LLC, which primarily invests in ground-up development and newly constructed single-family residential real properties located throughout the Sunbelt region of the United States. See Note 11, Related Party Arrangements for further information regarding co-investment arrangements.
(4)	Acquired in 2021, a 21.58% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, the Company was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Fundrise East Coast Opportunistic REIT, LLC, an affiliate eREIT.

During the year ended December 31, 2022, the Company has acquired no new equity method investments, but has contributed approximately $19.2 million in additional capital to existing investments.

As of and for the year ended December 31, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	GlenRise 4th Street LLC As of December 31, 2022	National Lending, LLC As of December 31, 2022	Fundrise SFR DEV JV 1, LLC As of December 31, 2022	Hampton Station Holdings, LLC As of December 31, 2022
Real estate assets, net	$13,027	$-	$44,099	$24,575
Other assets	318	66,577	3,864	1,427
Total assets	$13,345	$66,577	$47,963	$26,002

Mortgage notes payable, net	$6,966	$-	$-	$5,151
Other liabilities	80	-	1,821	1,351
Equity	6,299	66,577	46,142	19,500
Total liabilities and equity	$13,345	$66,577	$47,963	$26,002
Company’s equity investment, net	$5,594	$6,495	$18,456	$12,947

Condensed income statement information:	GlenRise 4th Street LLC For the Year Ended December 31, 2022	National Lending, LLC For the Year Ended December 31, 2022	Fundrise SFR DEV JV 1, LLC For the Year Ended December 31, 2022	Hampton Station Holdings, LLC For the Year Ended December 31, 2022
Total revenue	$890	$1,418	$76	$1,087
Total expenses	854	59	726	1,040
Net income (loss)	$36	$1,359	$(650)	$47
Company’s equity in net income (loss) of investee	$33	$129	$(260)	$29

As of and for the year ended December 31, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	GlenRise 4th Street LLC As of December 31, 2021	National Lending, LLC As of December 31, 2021	Fundrise SFR DEV JV 1, LLC As of December 31, 2021	Hampton Station Holdings, LLC As of December 31, 2021
Real estate assets, net	$13,274	$-	$23,304	$12,435
Other assets	488	69,017	4,550	1,037
Total assets	$13,762	$69,017	$27,854	$13,472

Mortgage notes payable, net	$6,949	$-	$-	$4,782
Other liabilities	78	3	461	930
Equity	6,735	69,014	27,393	7,760
Total liabilities and equity	$13,762	$69,017	$27,854	$13,472
Company’s equity investment, net	$5,987	$6,050	$10,957	$1,808

Condensed income statement information:	GlenRise 4th Street LLC For the Year Ended December 31, 2021	National Lending, LLC For the Year Ended December 31, 2021	Fundrise SFR DEV JV 1, LLC For the Period March 17, 2021 (Inception) to December 31, 2021	Hampton Station Holdings, LLC For the Year Ended December 31, 2021
Total revenue	$899	$1,243	$-	$722
Total expenses	827	47	143	919
Net income (loss)	$72	$1,196	$(143)	$(197)
Company’s equity in net income (loss) of investee	$65	$74	$(57)	$(84	)(1)

(1)	The Company’s equity in net loss of Hampton Station Holdings, LLC is for the period November 19, 2021 to December 31, 2021, and is inclusive of $78,000 of syndication costs associated with the Company’s admittance into the joint venture.

4.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of December 31, 2022 and 2021, we had invested in four and two rental real estate properties, respectively. During the year ended December 31, 2022, two properties were placed into service and transferred from real estate properties held for improvement.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$66,402	$60,910
Building	26,185	20,437
Site improvements	1,108	922
Post-acquisition capitalized improvements	171	153
Total gross investment in rental real estate properties	93,866	82,422
Less: Accumulated depreciation	(1,294)	(486)
Total investment in rental real estate properties, net	$92,572	$81,936

As of December 31, 2022 and 2021, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $317,000 and $187,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $178,000 and $75,000, respectively. The increase is attributed to the two properties placed into service in 2022.

For the years ended December 31, 2022 and 2021, the Company recognized approximately $808,000 and $376,000 of depreciation expense on rental real estate properties, respectively.

As of December 31, 2022 and 2021, we had invested in five and seven real estate properties held for improvement, respectively. During the year ended December 31, 2022, two properties were transferred from real estate properties held for improvement and approximately $11.3 million of investments in rental real estate properties were placed in service.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$15,873	$21,714
Building	7,956	12,843
Work-in-progress	4,846	3,706
Total investment in real estate held for improvement	$28,675	$38,263

As of December 31, 2022 and 2021, our investments in real estate held for improvement included cumulative capitalized transaction costs of approximately $460,000 and $590,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $168,000 and $271,000, respectively. The decrease is attributed to the two properties placed into service in 2022.

5.	Intangible Lease Assets and Liabilities

The Company’s intangible lease assets and liabilities consist of in-place leases, deferred leasing costs, above-market leases, and below-market leases primarily related to acquisition of the C20 Property resulting from the Merger. In-place leases, deferred leasing costs, and above-market leases are classified as “Intangible lease assets, net” on our consolidated balance sheets; whereas, below-market leases are classified as “Intangible lease liabilities, net” on our consolidated balance sheets.

As of December 31, 2022 and 2021, in-place leases, net were approximately $2.0 million and $3.1 million, respectively. In-place lease assets are amortized over the remaining term of the respective leases. For the years ended December 31, 2022 and 2021, amortization of in-place lease assets was approximately $1.1 million and $607,000, respectively, and included in “Depreciation and amortization” in the consolidated statements of operations.

As of December 31, 2022 and 2021, deferred leasing costs, net were approximately $1.9 million and $1.3 million, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For the years ended December 31, 2022 and 2021, amortization of deferred leasing costs was approximately $575,000 and $209,000, respectively, and was included in “Depreciation and amortization” in the consolidated statements of operations.

As of December 31, 2022 and 2021, above-market leases, net were approximately $166,000 and $328,000, respectively, and below-market leases, net were approximately $(2.5 million) and $(3.0 million), respectively. The Company recognizes the amortization of acquired above- and below-market leases over the remaining term of the respective leases. For the years ended December 31, 2022 and 2021, amortization of above-market leases was approximately $162,000 and $56,000, respectively, and amortization of below-market leases was approximately $(502,000) and $(365,000), respectively. The amortization of above-market leases is included as an addition to “Rental revenue” in the consolidated statements of operations, whereas the amortization of below-market leases is included as a reduction to “Rental revenue” in the consolidated statements of operations.

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease assets for each of the five succeeding years and thereafter (amounts in thousands):

Year	In-place Lease Intangibles	Deferred Leasing Costs	Above- market Lease Intangibles
2023	$814	$517	$80
2024	665	447	63
2025	321	297	23
2026	105	163	-
2027	56	115	-
Thereafter	22	373	-
Total	$1,983	$1,912	$166

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease liabilities for each of the five succeeding years and thereafter (amounts in thousands):

Year	Below- market Lease Intangibles
2023	$(418)
2024	(402)
2025	(301)
2026	(204)
2027	(130)
Thereafter	(991)
Total	$(2,536)

6.	Other Assets

The balance in other assets, net is as follows (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Deferred rent asset	$790	$553
Real estate deposits	-	316
Prepaid expenses	307	259
Tenant receivables, net	143	153
Due from related party	268	13
Total	$1,508	$1,294

As of December 31, 2022 and 2021, tenant receivables were recorded net of an allowance for bad debt of approximately $504,000 and $390,000, respectively. For the years ended December 31, 2022 and 2021, the Company recorded approximately $116,000 and $277,000, respectively, in bad debt expense, which is recorded as a reduction to rental revenue.

7.	Mortgage Payable

In connection with the Merger, the Company assumed a mortgage note in the principal amount of $38.5 million secured by the C20 Property. The Company had no other mortgage notes payable as of December 31, 2022. The following is a summary of the mortgage note secured by the Company’s C20 Property as of December 31, 2022 and 2021 (dollar amounts in thousands):

Borrower	Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2022		Balance at December 31, 2021
C20 Property	$38,500	LIBOR + 1.5%	03/06/2025	$34,622	(1)	$37,254	(2)

(1)	This balance represents the principal balance of $35.5 million, net of unamortized below-market debt value of $853,000 as of December 31, 2022. During the year ended December 31, 2022, the Company repaid $3.0 million in principal.

(2)	This balance represents the principal balance of $38.5 million, net of unamortized below-market debt value of $1.3 million as of December 31, 2021.

The mortgage note requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due. For the years ended December 31, 2022 and 2021, we incurred interest expense of approximately $992,000 and $364,000, respectively. The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2022 (amounts in thousands):

Year	Amount
2023	$-
2024	-
2025	35,475
2026	-
2027	-
Thereafter	-
Total	$35,475

In connection with the Merger, we allocated approximately $1.4 million to below-market debt value, which is amortized on a straight-line basis over the term of the mortgage note, which approximates the effective interest method, and is an adjustment to interest expense in the consolidated statements of operations. During the years ended December 31, 2022 and 2021, the amortization of below-market debt value was approximately $393,000 and $164,000, respectively.

The mortgage loan contains a requirement for quarterly monitoring of the C20 Property’s debt service coverage ratio (“DSCR”). As of December 31, 2022 and 2021, management calculated a DSCR below the lender specified threshold, resulting in the commencement of a cash sweep period, whereby the lender has the right, but no obligation, to review and sweep excess cash flow from the property bank account, and any such cash flow swept is held by the lender and can be used to fund tenant improvements or other leasing related costs, or potential future paydowns of the loan. This cash sweep period did not result in default of the loan, and the debt service coverage ratio continues to be monitored on a quarterly basis.

In accordance with the terms of the mortgage note, the lender has the right to request a new property appraisal which would trigger repayment if the value is not equal to, or greater than, 55% loan to value (“LTV”). After six subsequent quarters of failing the DSCR, the lender exercised their right to request a new appraisal in Q4 2022, resulting in a $3.0 million principal repayment and a corresponding decrease in the notional amount of the existing interest rate swap during the year ended December 31, 2022. See Note 8, Derivative Financial Instrument for more information.

8.	Derivative Financial Instrument

In connection with the C20 Property mortgage note assumed during the Merger, the Company assumed an interest rate swap agreement with a notional amount of $38.5 million to swap the floating interest rate of the C20 Property mortgage payable (see Note 7, Mortgage Payable) to a fixed rate of 0.7075% plus a 1.50% spread for an all-in fixed rate of approximately 2.21% over the initial term.

The interest rate swap is not for trading purposes and we have not designated the interest rate swap for hedge accounting treatment. As a result, changes in fair value of the interest rate swap are recognized in earnings immediately. During the years ended December 31, 2022 and 2021, we recorded an increase in the fair value of the interest rate swap of approximately $2.7 million and $713,000, respectively, which is reflected as “Increase in fair value of derivative financial instrument” in our consolidated statements of operations.

The fair value of the interest rate swap is estimated based on the expected future cash flows by incorporating the notional amount of the swap, the contractual period to maturity, observable market-based inputs, including interest rate curves, and certain unobservable inputs, including counterparty default risk.

The fair value of the interest rate swap as of December 31, 2022 and 2021 is shown below (dollar amounts in thousands):

	Notional Amount				Fair Value
Derivative Financial Instrument	As of December 31, 2022		As of December 31, 2021	Maturity Date	As of December 31, 2022	As of December 31, 2021
Interest rate swap	$35,475	(1)	$38,500	03/06/2025	$2,838	$412

(1)	As a result of the $3.0 million principal loan repayment (see Note 7, Mortgage Payable for more information), the notional amount of the interest rate swap was decreased to approximately $35.5 million as of December 31, 2022.

9.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the years ended December 31, 2022 and 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 - February 28, 2022	$0.0002739726	83		01/28/2022	83	04/12/2022
March 1, 2022 - March 31, 2022	$0.0002739726	91		02/25/2022	91	04/12/2022
April 1, 2022 - April 30, 2022	$0.0002739726	88		03/30/2022	88	07/12/2022
May 1, 2022 - May 31, 2022	$0.0002739726	92		04/27/2022	92	07/12/2022
June 1, 2022 - June 30, 2022	$0.0002739726	93		05/27/2022	93	07/12/2022
July 1, 2022 - July 31, 2021	$0.0001369863	48		06/28/2022	48	10/12/2022
August 1, 2022 - August 31, 2022	$0.0001369863	49		07/27/2022	49	10/12/2022
September 1, 2022 - October 1, 2022	$0.0001369863	49		08/29/2022	49	10/12/2022
October 2, 2022 - October 31, 2022	$0.0001369863	52		10/01/2022	-	01/11/2023
November 1, 2022 - November 30, 2022	$0.0001369863	50		10/28/2022	-	01/11/2023
December 1, 2022 - December 31, 2022	$0.0001369863	52		11/29/2022	-	01/11/2023
January 1, 2023 - January 31, 2023	$0.0001369863	52	(2)	12/29/2022	-	04/21/2023
Total		$799			$593

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 - February 28, 2021	$0.0000000000	N/A		N/A	N/A	N/A
March 1, 2021 - March 31, 2021	$0.0000000000	N/A		N/A	N/A	N/A
April 1, 2021 - April 30, 2021	$0.0000000000	N/A		N/A	N/A	N/A
May 1, 2021 - May 31, 2021	$0.0000000000	N/A		N/A	N/A	N/A
June 1, 2021 - June 30, 2021	$0.0000000000	N/A		N/A	N/A	N/A
July 1, 2021 - July 31, 2021	$0.0000000000	N/A		N/A	N/A	N/A
August 1, 2021 - August 31, 2021	$0.0000000000	N/A		N/A	N/A	N/A
September 1, 2021 - October 1, 2021	$0.0004109589	136		08/27/2021	136	10/12/2021
October 2, 2021 - October 31, 2021	$0.0004109589	140		10/01/2021	-	01/11/2022
November 1, 2021 - November 30, 2021	$0.0002739726	90		10/27/2021	-	01/11/2022
December 1, 2021 - December 31, 2021	$0.0002739726	93		11/29/2021	-	01/11/2022
January 1, 2022 - January 31, 2022	$0.0002739726	93	(3)	12/29/2021	-	04/12/2022
Total		$552			$136

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the years ended December 31, 2022 and 2021, total distributions declared to related parties were approximately $1,000.
(2)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 consolidated financial statements, and is scheduled to be paid within three weeks after the end of March 2023.

(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 consolidated financial statements. This amount was subsequently determined to be approximately $93,000.

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2022 and 2021, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, the derivative financial instrument, notes payable to related parties, and the mortgage payable. With the exception of the derivative financial instrument and mortgage payable, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

The only asset as of December 31, 2022 and 2021 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of December 31, 2022 and 2021, management estimated the fair value of our derivative financial instrument to be approximately $2.8 million and $412,000, respectively. We classify these fair value measurements as Level 2 as we use significant other observable inputs.

As of December 31, 2022 and 2021, the mortgage payable principal balance was $35.5 million and $38.5 million, respectively, and management estimated the fair value of our mortgage payable to be approximately $30.9 million and $37.3 million. We classify these fair value measurements as Level 3 as we use significant unobservable inputs and management judgment. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. The discount rate utilized was approximately 2%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2022 and 2021.

During the year ended December 31, 2021, the Manager incurred approximately $183,000 in legal and professional costs related to the Merger on our behalf, which were treated as offering costs in the consolidated balance sheets but were not subject to the Hurdle Rate. As of December 31, 2021, approximately $183,000 remained payable to the Manager, and were subsequently paid during the year ended December 31, 2022. There were no Merger-related costs incurred during the year ended December 31, 2022.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2022 and 2021, the Manager incurred approximately $8,000 and $41,500 of operational costs on our behalf, respectively. As of both December 31, 2022 and 2021, approximately $3,000 of operational costs were due and payable to the Manager.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until December 31, 2019 was based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our net assets at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the years ended December 31, 2022 and 2021, we have incurred asset management fees of approximately $1.0 million and $670,000, respectively. As of December 31, 2022 and 2021, approximately $273,000 and $252,000, respectively, of asset management fees remained payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the years ended December 31, 2022 and 2021, approximately $101,000 and $71,000, respectively, of development fees have been incurred. Of such amounts, approximately $6,000 and $17,000 was due and payable as of December 31, 2022 and 2021, respectively. These amounts are capitalized and are included within “Investments in real estate held for improvement” in the consolidated balance sheets.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2022 and 2021, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2022 and 2021, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate and will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the years ended December 31, 2022 and 2021, no disposition fees have been incurred or paid. As of December 31, 2022 and 2021, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and interest revenue in kind, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2022 and 2021, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2022 and 2021, fees of approximately $11,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services and are included as a general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held approximately 10,500 shares as of both December 31, 2022 and 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held approximately 1,000 shares as of both December 31, 2022 and 2021.

For the years ended December 31, 2022 and 2021, the Sponsor incurred approximately $101,000 and $65,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of December 31, 2022 and 2021, approximately $15,000 and $1,000 of operational costs were due and payable, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2022 and 2021, the Company has contributed approximately $6.2 million and $5.9 million for a 9.71% and 8.79% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of December 31, 2022 and 2021 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2022	Balance at December 31, 2021
2021 - A	$5,000	3.5%	03/30/2022	$-	$-
2021 - B	$2,000	3.5%	09/24/2022	$-	$2,000
2021 - C	$4,000	3.5%	12/17/2022	$-	$4,000
2022 - A	$3,500	3.5%	03/30/2023	$3,500	$-
2022 - B	$3,500	4.5%	08/10/2023	$3,500	$-
2022 - C	$3,000	5.3%	10/05/2023	$3,000	$-
2022 - D	$8,000	6.8%	12/20/2023	$8,000	$-
				$18,000	$6,000

In addition to those listed above, in connection with the Merger, we assumed three promissory notes with National Lending, which included $5.5 million of outstanding principal and approximately $74,000 of accrued interest. These three promissory notes were subsequently repaid in August 2021 after the Merger, including all outstanding principal and interest.

For the years ended December 31, 2022 and 2021, the Company incurred approximately $325,000 and $44,000, respectively, in interest expense on notes with National Lending. As of December 31, 2022 and 2021, we had outstanding accrued interest of approximately $208,000 and $24,000, respectively, due to National Lending.

Other Related Parties

In September 2021, the Company entered into a month-to-month lease agreement with another eREIT affiliated with our Manager to rent vacant space at one of our rental real estate properties. The agreement was terminated in June 2022. During the years ended December 31, 2022 and 2021, the Company recognized approximately $45,000 and $24,000, respectively, in rental revenue from related parties. As of December 31, 2022 and 2021, approximately $0 and $8,000, respectively, was receivable and included within “Other assets, net” in the consolidated balance sheets.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

During the years ended December 31, 2022 and 2021, we incurred approximately $267,000 and $1,000, respectively, of reimbursable operating costs on behalf of our Co-Investment. Approximately $268,000 and $1,000 of reimbursable operating costs were receivable as of December 31, 2022 and 2021, respectively, and included within “Other assets, net” in the consolidated balance sheets.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2022 and 2021, approximately $3,000 and $1,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 14, 2023 for potential recognition or disclosure.

Mortgage Payable

Effective February 1, 2023, the mortgage note secured by the C20 Property was amended to update the benchmark interest rate from LIBOR to the Secured Overnight Financing Rate (“SOFR”). There were no other modifications to the terms of the loan agreement.

New Investments

As of April 14, 2023, the Company contributed an additional $3.2 million to Fundrise SFR DEV JV 1, LLC.

As of April 14, 2023, the Company has acquired no new investments, but has contributed approximately $1.8 million in additional capital to existing investments.

National Lending

On January 13, 2023, the Company contributed an additional $290,000 to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $6.5 million, which is equivalent to approximately 10.12% ownership as of April 14, 2023.

On February 17, 2023, the Company repaid $2.0 million in principal on one of its outstanding promissory notes with National Lending.

On March 30, 2023, the Company and National Lending agreed to modify and extend the 2022 – A Promissory Note. The agreement provides for a 12-month extension of the maturity date to March 30, 2024 and an increase in the interest rate to 6.0% per annum. Upon execution of this extension agreement, the Company repaid approximately $123,000 in accrued interest to National Lending.

On March 31, 2023, National Lending issued a new promissory note to the Company in the principal amount of $3.5 million. The note bears a 6.0% interest rate per annum and matures on March 31, 2024.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 of the Company’s Form DOS filed with the SEC on March 7, 2019)
2.2*	Certificate of Amendment to Certificate of Formation dated August 3, 2021 (incorporated by reference to the copy thereof filed as Exhibit 2.2 of the Company’s Form 1-SA filed with the SEC on September 27, 2021)
2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.3 of the Company’s Form 1-SA filed with the SEC on September 27, 2021)
4.1*	Form of Subscription Agreement (incorporated herein by reference to Appendix A of the Company’s Offering Circular filed with the SEC on October 2, 2020)
6.1*	Form of License Agreement between Fundrise Growth eREIT 2019, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT 2019, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.4*	Agreement of Merger and Plan of Reorganization dated July 30, 2021 between Fundrise Growth eREIT 2019, LLC and Fundrise Growth eREIT V, LLC

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 14, 2023.

Fundrise Development eREIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability
company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 14, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 14, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)